July 15, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.  20549

RE:         Equifax Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 26, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed April 28, 2009

File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated July 1, 2009 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filings by Equifax Inc. (the “Company” or “Equifax”).  With respect to each of the items in that letter, we are providing the following responses.     To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 10-K for the fiscal year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 44

1.     We note your response to prior comment 2.  With respect to your reporting units with significant goodwill, including Consumer Information Solutions (including Mortgage Solutions), Credit Marketing Services, Latin America, The Work Number, and Tax Management Services, you should provide the following disclosures as previously requested to supplement your current proposed disclosures:

•      Aside from the reallocation of goodwill related to the TALX acquisition, disclose any changes to your allocations of goodwill by reporting unit and the reasons for such changes.

•      Disclose the discount rate for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.

•      Provide a more detailed discussion of your estimates of future cash flows:

•      Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•      Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

Company Response:  In response to the Staff’s comments, the Company intends to expand the discussion in future filings to provide more disclosure regarding the Company’s goodwill impairment testing policy within our critical accounting policies.  Following is the additional disclosure responsive to each bullet of this Comment #1 that the Company would propose to include in future filings, beginning with the June 30, 2009 Form 10-Q, subject to any further changes that may become necessary or advisable due to changes in the current economy or with respect to our financial outlook.

These responses have been proposed considering that we have 11 reporting units.  As such, we believe the disclosure is easier to understand and, as a result, more useful to the reader by providing a framework for the material assumptions included in the impairment calculation as opposed to a detailed itemization of calculation inputs for each reporting unit.  Also, as described further below, the fair value of each of our reporting units exceeds its carrying value by a significant amount, which we will highlight to provide the reader of our filings additional context for the sensitivity around a potential goodwill impairment charge in the future, if any.

First bullet regarding reallocations of goodwill

We advise the Staff that there have been no allocations of goodwill, other than with respect to TALX, affecting any of our reporting units for the interim period in 2009 and the two previous fiscal years.  We will disclose any reallocations of goodwill, when they occur, in future filings.

Second bullet regarding discount rates

We will supplement the disclosure of discount rates by adding greater clarity related to the discount rates used for each reporting unit as follows:

“For the 2008 annual goodwill impairment evaluation, the discount rates used to develop the estimated fair value of the reporting units ranged from 9% to 17%.  Because of assigned market premiums, discount rates are lowest for reporting units, such as Consumer Information Solutions and Credit Marketing Services, whose cash flows are expected to be less volatile due to the maturity of the market they serve, their position in that market and other macroeconomic factors.  Where there is somewhat less certainty in the expected cash flows of a reporting unit, due to the rate of expansion or growth in its market, such as The Work Number and Tax Management, but where the units are among the leaders in their respective industries and serve customers in a more stable geographic market, we have selected somewhat higher discount rates within the range indicated above, as there is more inherent risk to the expected cash flows of that unit than those at the bottom end of the range. Where there is greatest volatility of cash flows due to competition, or participation in less stable geographic markets than the United States, such as our Latin America reporting unit, the discount rate selected is in the higher portion of the range as there is more inherent risk in the expected cash flows of that reporting unit.”

We believe the description of the material factors considered in deriving the market risk premium applicable in determining the discount rates used for the significant reporting units provides meaningful and relevant disclosure for the reader.

Third bullet regarding additional discussion of the use of historical growth rates

We will supplement our disclosure of growth assumptions to address the Staff’s comments regarding the use of historical growth rates as follows.

“Growth Assumptions

The assumptions for our future cash flows begin with our historical operating performance, the details of which are described in our Management’s Discussion & Analysis of operating performance.  Additionally, we consider the impact that known economic, industry and market trends (for example, the impact that reduced consumer credit origination in the United States throughout 2008) will have on our future forecasts, as well as the impact that we expect from planned business initiatives including new product initiatives, client service and retention standards, and cost management programs.  At the end of the forecast period, the  long-term growth rate we used to determine the terminal value of each reporting unit was generally 3% in 2008 based on management’s assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as GDP, inflation and the maturity of the markets we serve.

As a result of the economic downturn experienced in 2008, and the resultant decline in revenue experienced in certain of our business units,  in completing our 2008 annual impairment testing at September 30, 2008 and subsequent update at December 31, 2008, we projected 2009 revenue and cash flow to be lower than 2008 levels for the majority of our reporting units, including our Consumer Information Solutions and Credit Marketing Services reporting units, which have been significantly impacted by the reduced volume of credit origination in the United States.  For reporting units where revenue and cash flow growth was anticipated to grow in 2009, including The Work Number and Tax Management Services, our forecast was based on the prevailing trends exhibited by these units as a result of continued demand for employment verification services and unemployment claims management.  Although we forecasted modest growth for our Latin American reporting unit, that growth was significantly less than the double-digit revenue growth exhibited in the four most recent fiscal years.   Our 2008 long-term forecast was significantly lower in the aggregate than the long-term forecast that was developed in 2007.  Our 2008 long-term forecast did not anticipate meaningful recovery of the global economy until 2010.  Although we do not expect consolidated revenue or cash flow to improve meaningfully until 2010, we have taken cost containment actions to help maintain operating margins for our reporting units during 2008 and 2009.”

Fourth bullet regarding the growth rate needed to achieve to avoid a goodwill impairment charge

We refer the Staff to our response to Staff comment #4 below which indicates that only three of our reporting units have calculated fair values which exceeded the reporting unit’s carrying value  by less than 100% at the most recent impairment calculation date.  Of those three, only The Work Number has a significant amount of goodwill, as noted by the Staff’s comment.  We will supplement our disclosure to indicate that the growth rate for The Work Number would have to decline to a compounded rate of 2% growth, with all other factors held constant, before the second step of the goodwill impairment test prescribed by paragraph 20 of Financial Accounting Standards Board Standard No. 142, Goodwill and Other Intangible Assets, would be necessary to calculate the amount of any related goodwill impairment charge.

We believe this disclosure provides the relevant information as it highlights the significant reporting unit which had both a significant goodwill balance and the narrowest “cushion” (44%) by which the fair value of the reporting unit exceeded its carrying value.  We will tailor the disclosure based on the results of our annual impairment testing, and any interim, event-based testing, to provide the most meaningful sensitivity analysis for the readers of our filings.

2.     Further, disclose more specific details as to the weighting of each of the income and market approaches for each reporting unit and the reasons for such weighting.  For those reporting units whose fair value relies to some extent on the values derived from the market approach, please provide more details of the benchmarks used for those reporting units and explain why those benchmarks are appropriate.

Company Response:  We will modify our disclosure as follows:

“Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for benchmark companies.  We believe the benchmark companies used for each of the reporting units serve as an appropriate input for calculating a fair value for the reporting unit as those benchmark companies have similar risks, participate in similar markets, provide similar services for their customers and compete with us directly.  The companies we use as benchmarks are outlined in our discussion of Competition in our Form 10-K, notably Experian Group Limited, The Dun & Bradstreet Corporation, Acxiom Corporation, Harte-Hanks, Inc., et al.  Data for the benchmark companies was obtained from publicly available information.  Consumer Information Solutions, our largest reporting unit, has benchmark companies that conduct operations of businesses of a similar type and scope.    Credit Marketing Services and Latin America reporting units share similar benchmarks with CIS.  The Work Number and Tax Management Services share benchmark companies, notably ADP and Paychex Inc., as the markets they serve are different than those served by Consumer Information Solutions.  A valuation multiple was selected based on a financial benchmarking analysis that compared the reporting unit’s operating result with the comparable companies’ information.  In addition to these financial considerations, qualitative factors such as variations in growth opportunities and overall risk among the benchmark companies were considered in the ultimate selection of the multiple.

The values separately derived from each of the income and market approach valuation techniques were used to develop an overall estimate of a reporting unit’s fair value.  We use a consistent approach across all reporting units when considering the weight of the income and market approaches for calculating the fair value of each of our reporting units.  This approach relies more heavily on the calculated fair value derived from the income approach, with 70% of the value coming from the income approach.  We believe this approach is consistent with that of a market participant in valuing prospective purchase business combinations.  The selection and weighting of the various fair value techniques may result in a higher or lower fair value.  Judgment is applied in determining the weightings that are most representative of fair value.”

3.     Tell us why you utilize your own weighted-average cost of capital rather than that of a market participant when determining your discount rates.

Company Response:

Our previous response indicates that the Company’s weighted-average cost of capital, or WACC, serves as the basis for the discount rates.  We acknowledge that we do not use the Company’s specific WACC as the discount rate, but that we make assumptions about the capital structure and risk premium components of the WACC that we believe a market participant would make, as best estimated from the information available to the Company.  We will clarify our disclosure as follows.  “We utilize a WACC in our impairment analysis that makes assumptions about the capital structure that we believe a market participant would make and include a risk premium based on an assessment of risks related to the projected cash flows of each reporting unit.  We believe this approach yields a discount rate that is consistent with an implied rate of return that an independent investor or market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed.”

4.     For each reporting unit, supplementally provide us with the percentage cushion by which the fair value of the reporting unit exceeds its carrying value.

Company Response:  As discussed above in our response to Staff comment #1, the most recent impairment test  indicates that the calculated fair value exceeded the carrying value of the related reporting unit by more than 100% for all of our reporting units except for Direct Marketing Services, The Work Number and Talent Management Services.  The percentage cushion by which the fair value of these reporting units exceeds its carrying value is as follows:  Direct Marketing Services by 58%, The Work Number by 44%, and Talent Management by 97%.

*    *    *

As requested by the Commission, the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (404) 885-8440.  My fax number is (404) 885-8087.

Sincerely,

/s/ Nuala M. King

Nuala M. King
Senior Vice President and Corporate Controller

cc:   Richard F. Smith, Chairman and Chief Executive Officer

Lee Adrean, Corporate Vice President and Chief Financial Officer

Kent E. Mast, Corporate Vice President and Chief Legal Officer